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                            February 14, 2023

       Xuezhu Wang
       Chief Executive Officer
       Happiness Development Group Limited
       No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
       Fujian Province, People   s Republic of China

                                                        Re: Happiness
Development Group Limited
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended March 31, 2022
                                                            Response dated
February 8, 2023
                                                            File No. 001-39098

       Dear Xuezhu Wang:

               We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 2, 2023 letter.

       Correspondence dated February 8, 2023

       Part I
       Item 4. Information on the Company
       B. Business Overview, page 9

   1. We note your response to comment 8 and reissue in part. Please revise your proposed disclosure to explain
why you believe you and your PRC subsidiaries are not required to obtain permission or
approval for the listing or trading of Class A ordinary shares in foreign stock exchanges
from the CSRC.
 Xuezhu Wang
FirstName LastNameXuezhu  Wang
Happiness Development Group Limited
Comapany14,
February  NameHappiness
            2023         Development Group Limited
February
Page 2 14, 2023 Page 2
FirstName LastName
        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-
4224 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Joan Wu, Esq.